SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                             AMENDMENT NO. 1 TO FORM U-1

                           AMENDED AND RESTATED APPLICATION

                                      UNDER THE

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        Fidelity Management & Research Company
                               82 Devonshire Street F7D
                           Boston, Massachusetts 02109-3614

                          Fidelity Management Trust Company
                               82 Devonshire Street F7D
                           Boston, Massachusetts 02109-3614
                           --------------------------------
                    (Names of companies filing this statement and
                      addresses of principal executive offices)


                                   ________________
                        Fidelity Management & Research Company
                               82 Devonshire Street F7D
                           Boston, Massachusetts 02109-3614
                           --------------------------------
                     (Names and addresses of agents for service)


                The Commission is also requested to send copies of any
                  communications in connection with this matter to:

     Joanne C. Rutkowski, Esq.                    Kimberly Phillips, Esq.
     Reid & Priest LLP                            Reid & Priest LLP
     Market Square                                40 West 57th Street
     701 Pennsylvania Avenue                      New York, New York 10019
     Suite 800
     Washington, D.C. 20004

     Item I.   Description of Proposed Transaction.

               -----------------------------------

          Fidelity Management & Research Company ("FMR Co.") and Fidelity

     Management Trust Company ("FMTC") (FMR Co. and FMTC, are herein collectively referred to as "Fidelity" or the "Applicant"), anticipate that the funds and accounts managed by them will receive, in the aggregate, more than ten percent of the voting securities of the public utility company El

     Paso Electric Company ("El Paso") pursuant to El Paso's Fourth Amended Plan of Reorganization, dated October 27, 1995 ("Fourth Plan of

     Reorganization"). The ownership of such securities by the various funds or accounts managed by Fidelity should not result in Fidelity becoming a holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").  However, positing solely for purposes of this application that the voting interests of the various funds or accounts managed by Fidelity could be aggregated, Fidelity requests an order under section 3(a)(4), or in the alternative, section 3(a)(3) of the Act,

     exempting it from regulation as a holding company.

          The Disclosure Statement dated October 27, 1995, filed in connection with the Fourth Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Fourth Plan of Reorganization, Fidelity will receive, in addition to cash and debt securities, voting securities of the reorganized El Paso, in exchange for previously contracted bona fide debt

                                                                ---- ----

     of El Paso.  Fidelity plans to hold the voting securities for investment purposes only, and will reduce its interests to less than ten percent of the outstanding voting securities of the reorganized El Paso as soon as it is financially reasonable, consistent with Fidelity's fiduciary obligations to its investors.  Accordingly, Fidelity requests an exemption, for three years from the date that it acquires the voting securities of the reorganized El Paso, on the basis that it will be only "temporarily a holding company" within the meaning of section 3(a)(4), and entitled to exemption under that section.

          In the alternative, Fidelity urges the Commission to grant it an exemption under the plain meaning of section 3(a)(3).  Fidelity is primarily engaged in investment management.  It is only incidentally a holding company by reason of its ownership of the El Paso voting securities pursuant to the operation of the Fourth Plan of Reorganization.  Fidelity will not derive a material amount of income from its holdings of El Paso voting securities.

          As explained more fully herein, the proposed exemption will not result in detriment to the public interest or the interest of investors or consumers.  If an exemption is granted, Fidelity's parent FMR Corp. and its controlling shareholders will claim exemption from regulation pursuant to rule 10(a)(2).

          The Disclosure Statement was approved by the Bankruptcy Court on

     November 7, 1995, and the hearing on confirmation of the Fourth Amended

     Plan of Reorganization is scheduled on January 9, 1996.   It is a condition

     precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company.  Accordingly, Fidelity requests expedited consideration of its application, and asks the

     Commission to issue an order in this matter no later than January 8, 1996.

          A.   Description of Fidelity

               -----------------------

          FMR Co. is an investment adviser registered under section 203 of the

     Investment Advisers Act of 1940, as amended, and FMTC is a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934, as amended.  FMR

     Co. and FMTC are each Massachusetts corporations and wholly-owned subsidiaries of a third Massachusetts corporation, FMR Corp., which is also engaged in various other businesses.

          FMR Co. provides investment advisory services to investment companies which are registered under section 8 of the Investment Company Act of 1940,

     as amended, and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Funds").  FMTC serves as trustee or investment manager for various private investment accounts, primarily employee benefit plans (the "Accounts").

          Fidelity is principally engaged in the business of investment management.  Fidelity affiliates are also involved in various other lines of business including, but not limited to, venture capital asset management, securities brokerage, transfer and shareholder servicing, and real estate development.  As of August 31, 1995, the Applicant had assets under management of approximately $373.6 billion.

          Neither the Applicant nor any of its affiliates is presently a "public utility company" or a "holding company" under the Act.

          B.   Description of El Paso Electric Company

               ---------------------------------------

          (1)  General

               -------

          According to the Disclosure Statement, El Paso is a public utility company which generates and distributes electricity in El Paso, Texas and in an area of the Rio Grande Valley in western Texas and southern New

     Mexico, and sells electricity to wholesale customers in southern

     California, New Mexico, Texas, and Mexico.  Its interconnected system serves approximately 271,000 customers and covers an estimated population of 818,000.  El Paso had revenues of approximately $550 million in 1994.

     El Paso's size, based on the areas it services and its earnings, is small relative to other public utility companies in the United States.

          (2)  El Paso's Bankruptcy

               --------------------

          On January 8, 1992, El Paso filed a petition for relief under Chapter

     11 of the United States Bankruptcy Code.  During the year following the

     Chapter 11 filing, El Paso negotiated with creditors and equity holders to structure two different plans of reorganization.  The plans were unsuccessful.

          Also during this period, Southwestern Public Service Company and

     Central and South West Corporation ("CSW") separately entered into negotiations to acquire El Paso.  On May 5, 1993, El Paso filed a third plan of reorganization under which El Paso would have become a wholly-owned subsidiary of CSW.  Pursuant to the merger agreement between CSW and El

     Paso, and the third plan of reorganization, Fidelity and other holders of

     El Paso debt securities would have received a combination of debt and equity of the reorganized El Paso, in exchange for the existing El Paso debt securities.

          As part of its distressed investment business, Fidelity had purchased certain of El Paso's outstanding lease obligation bonds and secured lease obligation bonds and unsecured debt prior to this time.<F1>  During the two

     <F1> A portion of Fidelity's investment activities include investments in financially troubled companies.  These investments, which may include investments in debt or equity securities, as well as bank debt or trade claims, involve companies that appear to possess sound management or strong market franchises but nonetheless, for various reasons, are experiencing financial difficulty.

     -year period following the filing of the third plan of reorganization,

     various Funds and Accounts continued to buy and sell El Paso securities.

     At present, approximately twenty-one Funds and Accounts managed by the

     Applicant now hold, in the aggregate, outstanding lease obligation bonds and secured lease obligation bonds with face value of approximately $224 million and approximately $83 million of unsecured debt.<F2>

     <F2> In addition, the Funds and Accounts hold El Paso secured debt with face value of approximately $27 million and $33 million, respectively, of the Rio Grande Resources Nuclear Fuel Facility.  Under the Fourth Plan of

     Reorganization, none of the secured debt will be exchanged for common stock of the reorganized El Paso.

          These debt securities were acquired for investment purposes, continue to be held exclusively for such purposes and, at current market value,

     represent approximately six one hundredths of a percent (0.06%) of the assets under the Applicant's management and have produced a comparable percentage of the Applicant's income since their acquisition.

          According to the Disclosure Statement, on June 9, 1995, CSW terminated the merger agreement.  The negotiations thereafter between El Paso and its debt and equity holders have focused on a stand-alone reorganization involving, among other things, the distribution of cash, as well as first mortgage bonds, preferred stock, and common stock of reorganized El Paso,

     to holders of the lease obligation bonds and the secured lease obligation bonds and unsecured debt.  The Fourth Plan of Reorganization provides for the distribution of eighty-five percent (85%) of the common stock of reorganized El Paso to these creditors.<F3>

     <F3> This percentage could increase to as much as ninety-nine and one-half percent (99.5%) in the case that certain classes of El Paso stockholders and persons with options to purchase El Paso stock reject the plan.

          Fidelity thus has found itself in the position of expecting to receive approximately twenty-six percent (26%) of the common stock of reorganized El Paso.<F4>

     <F4>  This percentage could increase to as much as thirty percent (30%)

     in the case described in footnote 3 above.

          As a member of the Official Committee of Unsecured Creditors (the

     "Creditors' Committee") in the El Paso Chapter 11 proceeding, Fidelity has participated in the negotiation of the Fourth Plan of Reorganization.  As one of three co-chairs of the Creditors' Committee, Fidelity serves on a five-member committee that will nominate nine new members of the Board of

     Directors of the reorganized El Paso, and recommend one of those new members for the position of Chief Executive Officer of the reorganized El

     Paso.<F5>

     <F5> The five member committee is made up of two members of the existing

     Board of Directors and the three co-chairs of the Creditors' Committee.



     The other four members will be existing members of the current Board.  All of these selections will be subject to the approval of the current Board of

     Directors of El Paso.

          The Creditors' Committee will be dissolved at the close of business on the effective date of the Fourth Plan of Reorganization.  Thereafter,

     Fidelity will not be represented on the Board by any of its directors,

                   ---

     officers, or other employees.  As a large shareholder, Fidelity may be invited to attend meetings of reorganized El Paso's Board of Directors as an observer, on a nonvoting basis.

          As noted above, a confirmation hearing on the Fourth Amended Plan of

     Reorganization is anticipated on January 9, 1996.  It is a condition precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company.  Accordingly, Fidelity requests expedited consideration of its application, and asks the

     Commission to issue an order in this matter no later than January 8, 1996.



     Item II.  Argument

               --------

          A.   Fidelity will not be a holding company within the meaning of the

               ----------------------------------------------------------------

     Act.

     ---

          The voting securities of reorganized El Paso will be held by approximately twenty-one separate entities, none of which will hold ten percent (10%) or more of such voting securities.  Unless these interests are aggregated, Fidelity is not a holding company within the meaning of section 2(a)(7) of the Act.

          The Commission has not yet addressed the circumstances in which utility interests owned or managed by a company such as Fidelity should be aggregated.  The facts of this matter demonstrate that Fidelity will not exercise such a controlling influence over the management or policies of the reorganized El Paso as to make it necessary or appropriate to aggregate and so subject Fidelity to regulation as a holding company.  Although

     Fidelity has acted to protect its rights as a creditor in bankruptcy, its role will substantially diminish following the effective date of the reorganization.<F6>

     <F6> The fact that Fidelity has actively participated in the negotiation of the Fourth Plan of Reorganization does not alter the conclusion that the company is entitled to an exemption under section 3(a).  The Bankruptcy

     Code requires creditors such as Fidelity to take affirmative action to protect their claims.  See, e.g., section 1141 of the Bankruptcy Code

                            ---  ----

     (confirmation of a plan of reorganization generally discharges debtor from all claims that have not been provided for in the plan).  The Commission has implicitly sanctioned such actions as a necessary part of the reorganization process.  Northeast Utilities, Holding Co. Act Release No.

                              -------------------

     25221 (Dec. 21, 1990), supplemented, Holding Co. Act Release No. 25273

                            ------------

     (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C.

                       -------------- ----------------------

     Cir. 1992), and Eastern Utilities Associates, Holding Co. Act Release No.

                     ----------------------------

     25719 (Dec. 29, 1992), in which creditors actively negotiated plans of reorganization in Seabrook-related bankruptcies.  Further, as noted above,

     the Creditors' Committee will be dissolved at the close of business on the effective date of the Fourth Plan of Reorganization.  Thereafter, Fidelity

     will not be represented on the Board by any of its directors, officers, or

          ---

     other employees.

     Thereafter, Fidelity will vote to protect its interests as a shareholder,

     but it will not be represented on the Board by any of its directors,

                 ---

     officers, or other employees.  Further, although as a large shareholder

     Fidelity may be invited to attend meetings of reorganized El Paso's Board of Directors, it will participate as an observer only, on a nonvoting basis.

          In addition, Fidelity will continue to be extensively regulated by the

     Commission under the Investment Advisers Act of 1940, as amended, and the other federal securities laws, in its primary investment management business.

          Accordingly, Fidelity asserts that it will not be a holding company within the meaning of the Act, with respect to the reorganized El Paso.

          B. In the alternative, Fidelity would be entitled to an exemption from regulation as a holding company.
               --------------------------------------------------------------

          Positing solely for purposes of this application that the voting interests should be aggregated, Fidelity would nonetheless be entitled to an exemption under section 3(a)(4) or section 3(a)(3) of the Act.

          (1) Section 3(a)(4) provides an exemption for a company such as Fidelity that is temporarily a holding company, having acquired utility securities in liquidation of a previously contracted bona fide debt.
               -----------------------------------------------------------------

          Section 3(a)(4) of the Act provides an exemption from regulation under the Act when holding company status is "temporary" in nature:

          such holding company is temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities.

     The Commission in Manufacturers Trust Co., 9 S.E.C. 283 (1941), explained

                       -----------------------

     that the language of section 3(a)(4) "clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the

     Act."  Id. at 288.

            ---

          Cases under section 3(a)(4) have generally involved companies that have acquired utility securities in connection with litigation, see, e.g.,

                                                                     ---  ----

     Manufacturers Trust Co., 3 S.E.C. 845 (1939); reorganization proceedings,

     -----------------------

     see, e.g., National Supply Co. of Delaware, 1 S.E.C. 742 (Oct. 1, 1936) and

     ---  ----  -------------------------------

     American Community Power Co., 1 S.E.C. 527 (June 26, 1936); or proceedings

     ----------------------------

     under section 11 of the Act, see, e.g., Massachusetts Mutual Life Insurance

                                  ---  ----  -----------------------------------

     Co., 9 S.E.C. 642 (June 17, 1942)).  Although this matter presents a

     ---

     different factual situation, in that Fidelity acquired the underlying debt obligations as part of its distressed investment business, the principles of section 3(a)(4) continue to apply.  The exemption will not enable

     Fidelity to exercise the same character of control as that exercised by other utility holding companies.  Rather, the exemption under section

     3(a)(4) will give Fidelity a reasonable period of time in which to reduce its El Paso holdings to less than ten percent of the utility's voting securities, without becoming subject to regulation as a holding company under the Act.

          There is little discussion in the cases under section 3(a)(4).  It appears, however, that the Commission has focused on two issues: first,

     whether the securities were acquired in connection with "a bona fide debt previously contracted" and second, whether the applicant holds the securities "temporarily" and "for the purposes of liquidation."  See, e.g.,
                                                                      ---  ----

     Halsey, Stuart & Co., Inc., 1 S.E.C. 323, 325 (1936).

     --------------------------

          The first requirement is clearly met.  The need for exemption arises solely because Fidelity will receive the voting securities of the reorganized El Paso in exchange for previously contracted bona fide debt.

                                                               ---- ----

     The fact that Fidelity acquired the debt as part of its distressed investments business does not affect Fidelity's right to an exemption.  If

     El Paso had been acquired by Central and South West Corporation pursuant to the executed merger agreement, the debt acquired by Fidelity would have been converted into a combination of cash and securities.  Fidelity, in the aggregate, would not have owned, controlled, or held, with power to vote ten percent or more of the voting securities of the resulting company and,

     so there would not have been an issue for Fidelity under the 1935 Act.

          CSW's termination of the merger agreement necessitated a fourth

     "stand-alone" plan of reorganization which is the subject of this filing.

     Pursuant to the Fourth Plan, Fidelity will receive common stock of the reorganized El Paso in exchange for the debt it now holds of the existing

     El Paso.  The exchange of equity for existing debt securities is mandated by the debtor's financial problems; it is necessary to effect the reorganization that will enable El Paso to emerge from bankruptcy as a viable entity.

          With respect to the second issue, the Commission has looked to the intent of applicant to determine whether utility securities are held

     "temporarily" and "for the purposes of liquidation," as required by the statute.  See, e.g., Halsey, Stuart & Co., Inc., 1 S.E.C. at 325.  In that

               ---  ----  --------------------------

     matter, the Commission cited a number of factors, including "the present intention of applicant not to take an active part in the management of the

     [utility] companies nor to hold these securities permanently," in support of its grant of an exemption under section 3(a)(4).

          In contrast, the Commission has denied an exemption where it found that the applicant was not holding the utility securities for purposes of litigation but, rather, had been formed solely for purposes of holding the utility interests and was taking an active part in the management of its utility subsidiaries.  Manufacturers Trust Co., 4 S.E.C. 845 (1939)

                            -----------------------

     (denying exemption to Utility Service Company).  It is important to note that the Commission did not deny the exemption on the basis of control per

                                                                            ---

     se.  Rather, the Commission denied the exemption because "the control is

     --

     not of a temporary character but is of the same character as that exercised by other utility holding companies."  Id. at 854.

                                           ---

          It appears that this distinction has been lost or blurred with time.

     The problem may be due, in part, to a footnote in which the Commission attempted to distinguish matters in which it had granted exemptions: "In each of these three cases securities were held temporarily and active control over management was not exercised."  Id. at n.11, citing Halsey,

                                                  ---                 -------

     Stuart & Co., Inc., 1 S.E.C. 323 (1936), The National Supply Co. of

                                              --------------------------

     Delaware, 1 S.E.C. 742 (1936), and Stone & Webster & Blodget, Inc., 3

     --------                           -------------------------------

     S.E.C. 234 (1938).

          This language is unfortunate because it has been read by some commentators to suggest that the exercise of "active" control is inconsistent with the grant of an exemption under section 3(a)(4).  Yet, in at least one subsequent matter, the Commission expressly directed a section

     3(a)(4) exempt company to exercise such control.  In Manufacturers Trust

                                                          -------------------

     Co., 9 S.E.C. 283, 288 (1941), the Commission noted that the distribution

     ---

     of securities of "a problematical value" would be detrimental to the public interest and the interest of investors and consumers, and so directed the holding company to take the steps necessary to improve the capital structure of certain of its utility subsidiaries.  Id. at 289.

                                                        ---

          A fair reading of the decisions would be that control must be consistent with an intention to liquidate the utility interests.  Thus, in the 1941 Manufacturers Trust decision, the Commission explained:

              -------------------

          It is our opinion that generally speaking the continued retention of control of a financially sound public utility company by an institution such as the applicant is in conflict with the policy of the Act and is detrimental to the public interest and the interest of investors and consumers. On the other hand, we are equally cognizant of the harmful effect upon those same interests of the distribution of securities of a problematical value.

     Id. at 288 (emphasis added).

     ---

          To the extent that Fidelity can be deemed to have exercised control in this matter, it has been control consistent with an intention to liquidate its El Paso interests.  The Creditors' Committee will be dissolved at the close of business on the effective date of the Fourth Plan of

     Reorganization.  Thereafter, Fidelity will not be represented on the Board

                                                ---

     by any of its directors, officers, or other employees.  As a large shareholder, Fidelity may be invited to attend meetings of reorganized El

     Paso's Board of Directors as an observer, on a nonvoting basis.  Fidelity does not intend to hold reorganized El Paso's voting securities permanently in order to exercise control; rather, Fidelity intends to retain these voting securities only temporarily, for investment purposes only, with the intention to liquidate all or a significant portion thereof as soon as reasonably practicable, consistent, of course with market conditions and

     Fidelity's fiduciary obligations to its investors.

          As contemplated by the Commission in Manufacturers Trust Co., Fidelity

                                               -----------------------

     seeks "a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the Act."  9 S.E.C. at

     288.  In its most recent decision in this area, the Commission granted an exemption under section 3(a)(4) for a period of up to seven years.  Coastal

                                                                         -------

     States -- Lo-Vaca Settlement Trust Mercantile National Bank at Dallas,

     ---------------------------------------------------------------------

     Holding Co. Act Release No. 21104 (April 23, 1979).  Fidelity believes,

     however, that a three-year period would be appropriate to enable the funds and accounts managed by it to reduce their holdings in the reorganized El

     Paso in an orderly fashion, consistent with market conditions and

     Fidelity's fiduciary obligations to its investors.  In this regard,

     Fidelity notes that the Commission has granted three-year "temporary"

     exemptions in other recent matters.  See Kansas Power & Light Co., Holding

                                          --- ------------------------

     Co. Act Release No. 25465 (Feb. 5, 1992) (three-year temporary exemption under section 3(a)(2)), and CINergy Corp., Holding Co. Act Release No.

                                 -------------

     26146 (Oct. 21, 1994) (Commission reserved jurisdiction for three years over issues related to gas operations and nonutility businesses of new registered holding company).  Fidelity believes that three years would provide "an opportunity [for the reorganization of El Paso] to be reflected in increased earnings and improved market prices."  See Massachusetts

                                                         --- -------------

     Mutual Life Insurance Co., 9 S.E.C. 642, 644 (1941).

     -------------------------

          Once the objective standards are met, section 3(a) directs the

     Commission to grant an exemption "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers."  The "unless and except" clause "was designed to prevent the exemption of any holding company which, although it might meet the formal conditions under Section 3(a), is essentially the type of company at which the purposes of the Act were directed."  Cities Service Co., 8 S.E.C. 318,

                                              ------------------

     335-36 (1940), citing S. Rep. No. 621, 74th Cong., 1st Sess. 24 (1935)

     ("Senate Report").

          The Commission has traditionally relied upon the temporary nature of the exemption under section 3(a)(4) to prevent the entrenchment of control that would require regulation under the Act.  Compare Manufacturers Trust

                                                           -------------------

     Co., in which the Commission denied an exemption to Utility Service Company

     ---

     because "the control is not of a temporary character but is of the same character as that exercised by other utility holding companies."  4 S.E.C.

     at 854.  Fidelity does not intend to enter into any stand-alone transactions with the reorganized El Paso.  Further, none of the Fidelity

     Funds or Accounts in this matter have as their objective the ownership of large percentages of public utility companies.  In addition, Fidelity has represented to the New Mexico Commission that it will not directly or indirectly cause any change in the policies or operations of the reorganized El Paso, and that the Fidelity funds and accounts' ownership of the common stock of the reorganized El Paso should not obstruct, diminish,

     hinder, impair or unduly complicate the regulation and supervision of the utility.

          During this period, Fidelity will be subject to extensive reporting requirements, both at the state and federal level.  The oversight of these regulators will help to ensure that the exemption will not result in detriment to the public interest or the interest of investors or consumers.

     El Paso will be subject to regulation by the Federal Energy Regulatory

     Commission, the Texas Public Utility Commission and the New Mexico Public

     Utility Commission.  As the SEC has recognized, these other regulators are primarily responsible for the protection of consumers.<F7>

     <F7> Investors will be protected under the federal securities laws and the

     Bankruptcy Code.

     The legislative history of the Act makes clear that the statute was intended "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible."  Senate Report at

     11 (discussing section 11, "the very heart of the title").  Indeed,

     confirmation of the Fourth Plan of Reorganization is conditioned upon receipt of certain approvals and determinations from these regulators.

          El Paso will file reports supplied by Fidelity, with the New

     Mexico Public Utility Commission within 45 days after June 30 and December

     31 of each year, until the aggregate ownership of the voting securities of the reorganized El Paso by the Fidelity Funds and Accounts is less than ten percent.  These reports will include the latest financial statements for the Fidelity Funds and Accounts,<F8>

     <F8> No financial statements will be presented for pension funds which are managed in part by Fidelity.  Because Fidelity manages only a small portion of these pension funds, it does not have access to their financial statements.

     the holdings of reorganized El Paso common stock by the Fidelity Funds and

     Accounts, individually and collectively, and any Schedule 13D or 13G reports filed with respect to the reorganized El Paso.  Fidelity will file these same with this Commission.

          Accordingly, Fidelity asks the Commission to issue an order granting it an exemption from regulation as a holding company under the Act for a period of up to three years from the date of acquisition of such voting securities.

          (2) Section 3(a)(3) provides an exemption for a company such as Fidelity that is only incidentally a holding company.<F9>

               -----------------------------------------------------------

     <F9> To the extent Fidelity is granted the requested exemption under section 3(a)(4) of the Act, it will not seek to rely on the good-faith temporary exemption associated with its filing under section 3(a)(3) of the

     Act.



          Fidelity is also entitled to an exemption under the plain meaning of section 3(a)(3):

          such holding company is only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company and (A) not deriving, directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company, or (B) deriving a material part of its income from any one or more such subsidiary companies, if substantially all the outstanding securities of such companies are owned, directly or indirectly, by such holding company.

     Fidelity satisfies the objective criteria for the exemption.  The Applicant is primarily engaged in the business of investment management, and it will derive an immaterial part of its income from the reorganized El Paso.

          Fidelity recognizes that the Commission has traditionally interpreted this section to require that the utility operations be "functionally related" to the holding company's primary nonutility business (see Cities

                                                                    --- -------

     Service Co., 8 S.E.C. 318, 328-29 (Dec. 23, 1940)); and small in an

     -----------

     absolute sense (see Standard Oil Co., 10 S.E.C. 1122, 1128-29 (Feb. 5,

                     --- ----------------

     1942), citing Cities Service).  This restrictive interpretation was

                   --------------

     intended to prevent the widespread evasion of regulation that could occur if companies were able to avoid regulation as holding companies under the

     Act simply "by acquiring and holding the stocks of companies doing some business other than that of a retail utility business."  Electric Bond and

                                                              -----------------

     Share Co., 33 S.E.C. 21, 43 (Feb. 6, 1952).  At that time, companies that

     ---------

     controlled a significant part of the country's utility operations were attempting, by one device or another, to defeat the purposes of the Act.

          Fidelity is not a company that is attempting to escape regulation under the Act by posturing itself as a company only incidentally investing in utility operations.  Rather, the Applicant is in the business of investment management, and its anticipated holdings of the voting securities of El Paso are merely derived from its primary business of investment management.  As noted above, the debt securities in this matter represent, at current market value, approximately six one hundredths of a percent (0.06%) of the assets under Fidelity's management and have produced a comparable percentage of Fidelity's income since their acquisition.

          It is appropriate for the Commission to liberalize its interpretation of section 3(a)(3) in these circumstances.  The Applicant's relationship with El Paso is within the plain meaning of section 3(a)(3) and, as explained above, the proposed exemption will not result in harm to utility consumers.  For these reasons, Fidelity should be granted an exemption from regulation as a holding company under section 3(a)(3) of the Act.  See Gaz

                                                                        --- ---

     Metropolitan, Inc. and Gaz Metropolitain and Company, Limited Partnership,

     -------------------------------------------------------------------------

     Holding Co. Act Release No. 26170 (Nov. 23, 1994) (exemption granted under section 3(a)(5) of the Act where the literal terms of the statute were satisfied, and it appeared that the exemption would not be detrimental to consumers).

          C.   Conclusion

               ----------

          For the reasons set forth above, should the Applicant be classified as a "holding company" under the Act upon the conversion of its El Paso debt securities into voting securities of reorganized El Paso, the Applicant requests an exemption from regulation as a holding company under the Act

     pursuant to section 3(a)(4), or in the alternative, section 3(a)(3).   As

     explained above, confirmation of the Fourth Amended Plan of Reorganization is anticipated on January 9, 1996.  It is a condition precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company.  Accordingly, Fidelity requests expedited consideration of its application, and asks the Commission to issue an order in this matter no later than January 8, 1995.

     Item III. Applicable Statutory Provisions.

               -------------------------------

          FMR Co. and FMTC consider sections 2(a)(7), 3(a)(3) and 3(a)(4) of the

     Act, and rule 10(a)(2) thereunder, to be applicable to the proposed transaction.  To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or rules thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.



     Item IV.  New Mexico Regulatory Approval.

               ------------------------------

          As a result of the debt/equity exchange contemplated by the Fourth

     Plan of Reorganization, Fidelity may be deemed to be a public utility holding company or an affiliated interest of the reorganized El Paso,

     within the meaning of the New Mexico Public Utility Act.  To the extent that the approval of the New Mexico Public Utility Commission may be required, Fidelity will either file for such approval or else request a variance from the requirements of the New Mexico law.  It is Fidelity's understanding that the relevant New Mexico laws and regulations were not intended to reach a situation such as this (in which Fidelity's equity interest results from its position as a major unsecured creditor of a utility in bankruptcy reorganization proceedings), and where Fidelity does not have a specific intent to create a holding company under New Mexico law or otherwise have El Paso diversify into nonregulated business activities.



     Item V.   Procedure.

               ---------

          FMR Co. and FMTC request that the Commission issue its order as soon as practicable but in any event no later than January 8, 1996.  FMR Co. and

     FMTC hereby (1) waive a recommended decision by a hearing officer or other responsible officer of the Commission, (2) consent that the Division of

     Investment Management may assist in the preparation of the Commission's decision in this proceeding, and (3) request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.



     Item VI.  Exhibit

               -------

          A    -    Memorandum of Law


     Item VII. Information as to Environmental Effects.

               ---------------------------------------

          (a)  The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

          (b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.



                                      SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                        FIDELITY MANAGEMENT &
                                        RESEARCH COMPANY,
                                        on its own behalf and
                                        on behalf of certain funds and accounts
                                        managed by it


                                        By: /s/ Daniel G. Harmetz
                                            ______________________



                                        FIDELITY MANAGEMENT
                                        TRUST COMPANY,
                                        on its own behalf and
                                        on behalf of certain funds and accounts
                                        managed by it



     Date:  January 2, 1996                 By: /s/ Daniel G. Harmetz
                                                ______________________